   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1994
                                                     REGISTRATION NO. 33-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            FIRST UNION CORPORATION
             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                    56-0898180
   (State or other jurisdiction          (I.R.S. employer
of incorporation or organization)     identification number)

                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013
                                 (704) 374-6565
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                          MARION A. COWELL, JR., ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013
                                 (704) 374-6828
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times as may be determined by the Selling Stockholders after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]
                        CALCULATION OF REGISTRATION FEE
[CAPTION]

           TITLE OF                                           PROPOSED MAXIMUM          PROPOSED MAXIMUM
        SECURITIES TO                 AMOUNT TO BE             OFFERING PRICE           AGGREGATE OFFER-
      BE REGISTERED (1)                REGISTERED                 PER UNIT                 ING PRICE
Common Stock
  (including rights to
  purchase
  shares of Common Stock or
  junior participating Class A
  Preferred Stock)............       3,143,510 shs.             $40.0625(2)             $125,936,869(2)
           TITLE OF
        SECURITIES TO                  AMOUNT OF
      BE REGISTERED (1)             REGISTRATION FEE
Common Stock
  (including rights to
  purchase
  shares of Common Stock or
  junior participating Class A
  Preferred Stock)............         $43,427(2)

(1) Prior to the occurrence of certain events, the rights to purchase shares of Common Stock or junior participating Class A Preferred Stock will not be exercisable and will not be evidenced separately from the Common Stock.
(2) Pursuant to Rule 457(c), the registration fee is based on the average of the high and low prices per share of First Union Corporation Common Stock on the New York Stock Exchange Composite Transactions Tape on Decem-ber 12, 1994 ($40.0625).

[First Union       SUBJECT TO COMPLETION, DATED DECEMBER 15, 1994
Logo- See                       3,143,510 SHARES
Appendix]                    FIRST UNION CORPORATION
                                  COMMON STOCK
                        (PAR VALUE $3.33 1/3 PER SHARE)
     This Prospectus relates to the shares (the "Shares") of Common Stock,
$3.33 1/3 par value per share (together with the FUNC Rights (as hereinafter defined) attached thereto, the "Common Stock"), of First Union Corporation (the "Corporation" or "FUNC") owned by the stockholders named herein under "Selling Stockholders". The Shares were issued to such Selling Stockholders in connection with the acquisition of Lieber & Company ("Lieber") and Evergreen Asset Management Corp. ("EAMC") by FUNC on June 30, 1994. The Selling Stockholders have advised FUNC that they propose to offer such Shares which they own for sale, from time to time, through brokers in brokerage transactions on the New York Stock Exchange ("NYSE"), to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Brokers, dealers and underwriters that participate in the distribution of the Shares may be deemed to be underwriters under the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the "Securities Act"), and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Each Selling Stockholder may be deemed to be an underwriter under the Securities Act.
     FUNC will not receive any part of the proceeds from the sale of the Shares. The Selling Stockholders will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and the fees of Selling Stockholders' counsel, but FUNC will bear all other expenses in connection with the offering made hereunder. FUNC has agreed to indemnify the Selling Stockholders and underwriters of the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, in connection with the registration and the offering and sale of the Shares.
     The Shares are listed on the NYSE. The closing price per share of Common
Stock on the NYSE Composite Transactions Tape (the "NYSE Tape") on December   ,
1994, was $            .
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.
THE SHARES OF THE CORPORATION'S COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS
     ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS
     ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
        CORPORATION
                         OR ANY OTHER GOVERNMENT AGENCY.
              The date of this Prospectus is              , 199 .

                             AVAILABLE INFORMATION
     FUNC is subject to the informational requirements of the Securities Exchange Act of 1934 (as amended, and the rules and regulations thereunder, the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by FUNC can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock and FUNC's Series 1990 Cumulative Perpetual Adjustable Rate Preferred Stock ("Series 1990 Preferred Stock") are listed and traded on the NYSE. Reports, proxy statements and other information relating to FUNC can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3, of which this Prospectus is a part, and the exhibits thereto (together with any amendments or supplements thereto, the "Registration Statement"), which has been filed by FUNC with the Commission under the Securities Act, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made for further information.
     THIS PROSPECTUS INCORPORATES CERTAIN FUNC DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF SUCH DOCUMENTS IS AVAILABLE WITHOUT CHARGE (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER TO WHOM A PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST FROM: FIRST UNION CORPORATION, INVESTOR RELATIONS, TWO FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA 28288-0206 (TELEPHONE NUMBER (704) 374-6782).

     The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed by FUNC with the Commission (File No. 1-10000) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:
     (i) FUNC's Annual Report on Form 10-K for the year ended December 31, 1993; and
     (ii) FUNC's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.
     All documents filed by FUNC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof are hereby incorporated by reference into this Prospectus and shall be deemed a part hereof from the date of filing of such documents.
     Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.
                                       2

                                      FUNC
GENERAL
     Financial and other information relating to FUNC, including information relating to FUNC's directors and executive officers, is set forth in FUNC's 1993 Annual Report on Form 10-K, 1994 Annual Meeting Proxy Statement and 1994 First, Second and Third Quarter Reports on Form 10-Q, copies of which may be obtained from FUNC as indicated under "AVAILABLE INFORMATION".
HISTORY AND BUSINESS
     FUNC was incorporated under the laws of North Carolina in 1967 and is registered as a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA"). Pursuant to a corporate reorganization in 1968, First Union National Bank of North Carolina ("FUNB-NC") and First Union Mortgage Corporation, a mortgage banking firm acquired by FUNB-NC in 1964, became subsidiaries of FUNC.
     In addition to FUNB-NC, FUNC also operates banks in Florida, South Carolina, Georgia, Tennessee, Virginia, Maryland and Washington, D.C. In addition to providing a wide range of commercial and retail banking and trust services through its banking subsidiaries, FUNC also provides various other financial services, including mortgage banking, home equity lending, insurance and securities brokerage services, through other subsidiaries.
     Since the 1985 Supreme Court decision upholding regional interstate banking legislation, FUNC has concentrated its efforts on building a large, regional banking organization in what it perceives to be some of the better banking markets in the southeastern and south atlantic regions of the United States. Since November 1985, FUNC has completed 48 banking related acquisitions, including the more significant completed and pending acquisitions (I.E., acquisitions involving the acquisition of $3.0 billion or more of assets or deposits) set forth in the following table.

                                                                        ASSETS/         CONSIDERATION/
                       NAME                          HEADQUARTERS    DEPOSITS(1)(3)  ACCOUNTING TREATMENT   COMPLETION DATE
Atlantic Bancorporation...........................  Florida          $ 3.8 billion  common stock/pooling    November 1985
Northwestern Financial Corporation................  North Carolina     3.0 billion  common stock/pooling    December 1985
First Railroad & Banking Company of
  Georgia.........................................  Georgia            3.7 billion  common stock/pooling    November 1986
Florida National Banks of Florida, Inc............  Florida            7.9 billion  cash and preferred      January 1990
                                                                                    stock/purchase
Southeast banks...................................  Florida            9.9 billion  cash, notes and         September 1991
                                                                                    preferred stock/
                                                                                    purchase
Resolution Trust Corporation ("RTC") acquisitions...  Florida            5.3 billion  cash/purchase           1991-1994
Dominion Bankshares Corporation...................  Virginia           8.9 billion  common stock and        March 1993
                                                                                    preferred
                                                                                    stock/pooling
Georgia Federal Bank, FSB.........................  Georgia            4.0 billion  cash/purchase           June 1993
First American Metro Corp.........................  Virginia           4.6 billion  cash/purchase           June 1993
American Savings of Florida, F.S.B.
  ("ASF") (2).....................................  Florida          $ 3.5 billion  common stock/purchase

(1) The dollar amounts indicated represent the assets of the related organization as of the last reporting period prior to acquisition or, in the case of the pending acquisition, as of the most recent reporting period, except for (i) the dollar amount relating to RTC acquisitions, which represents savings and loan deposits acquired from the RTC, and
    (ii) the dollar amount relating to Southeast banks, which represents assets of the two banking subsidiaries of Southeast Banking Corporation acquired from the Federal Deposit Insurance Corporation ("FDIC").
(2) The ASF acquisition was announced on December 5, 1994, and is currently expected to close during the first half of 1995, subject to certain conditions of closing. The acquisition provides for the issuance of $21.00 in value of shares of Common Stock (based on the price of the Common Stock prior to the closing) in exchange for each share of ASF common stock, resulting in a purchase price of approximately $253 million. FUNC expects to repurchase from 50 to 100 percent of the number of shares of Common Stock to be issued in the acquisition and to account for the acquisition as a purchase.
(3) During 1994, the Corporation has entered into various transactions which have included (i) the completed pooling of interest acquisitions of American Bancshares, Inc., Lieber & Company and Home Federal Savings Bank with aggregate assets of $487 million at December 31, 1993, and income before income taxes and other items of $21 million for the year then ended, which involved in the aggregate the issuance of four million shares of Common Stock, (ii) the August 1994 purchase accounting acquisition of BancFlorida Financial Corporation ("BancFlorida") and the pending purchase accounting acquisition of First Florida Savings Bank, FSB, Ameribanc Investors Group and ASF with aggregate assets of $5.8 billion at December 31, 1993, and income before income taxes and other items of $28 million, at an estimated aggregate cost of approximately $532 million, (iii) the December 1994 purchase of a de minimus amount of loans, and the purchase of deposits from Chase Manhattan Bank of Florida, N.A. ("Chase") and Great Western Federal Savings Bank ("Great Western"), which in the aggregate amounted to $1.8 billion, at an aggregate cost of approximately $129 million, and
    (iv) during the first nine months of 1994, the purchase of deposits of Jacksonville Federal Savings Association, Citizens Federal Savings Association, Cobb Federal Savings Association and Hollywood Federal Savings Association from the RTC in the aggregate amount of $642 million, at an aggregate cost of $68 million. At
    December 31, 1993, and for the year then ended, the Corporation had assets of $70.8 billion, income before income taxes and other items of $1.2 billion and Common Stock outstanding of 170 million shares. Purchases of deposits from Chase, Great Western and the RTC do not constitute a sufficient continuity of operations, and moreover, additional financial data is not available to develop meaningful and reliable pro forma financial information with respect to such purchases. Prior to September 30, 1994, completed transactions included two pooling of interests acquisitions with aggregate assets of $244 million and income before income taxes and other items of $20 million as of and for the year ended December 31, 1993, and BancFlorida assets of $1.5 billion and income before income taxes of $12 million at December 31, 1993. Goodwill and deposit base premium of approximately $253 million and $287 million, respectively, will result from all completed and pending purchase transactions.

     FUNC is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore some dilution of FUNC's book value and net income per common share may occur in connection with any future transactions. See
" -- Certain Regulatory Considerations; INTERSTATE BANKING AND BRANCHING LEGISLATION".
COMMON STOCK REPURCHASE
     The Board of Directors of FUNC has authorized the repurchase from time to time of up to 13 million shares of Common Stock, in addition to the four million shares FUNC previously repurchased and cancelled in 1994 in connection with the acquisition of BancFlorida Financial Corporation at a cost of $175 million. The 13 million shares include the shares expected to be repurchased in connection with the pending ASF acquisition referred to above.
CERTAIN REGULATORY CONSIDERATIONS
     AS A BANK HOLDING COMPANY, FUNC IS SUBJECT TO REGULATION UNDER THE BHCA AND TO ITS EXAMINATION AND REPORTING REQUIREMENTS. THE FOLLOWING DISCUSSION SETS FORTH CERTAIN OF THE MATERIAL ELEMENTS OF THE REGULATORY FRAMEWORK APPLICABLE TO BANK HOLDING COMPANIES AND THEIR SUBSIDIARIES AND PROVIDES CERTAIN SPECIFIC INFORMATION RELEVANT TO FUNC. TO THE EXTENT THAT THE FOLLOWING INFORMATION DESCRIBES STATUTORY AND REGULATORY PROVISIONS, IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PARTICULAR STATUTORY AND REGULATORY PROVISIONS. A CHANGE IN APPLICABLE REGULATION MAY HAVE A MATERIAL EFFECT ON THE BUSINESS OF FUNC.
  GENERAL
     FUNC is a bank holding company within the meaning of the BHCA and is registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.
     The earnings of FUNC's subsidiaries, and therefore the earnings of FUNC, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board and the Comptroller of the Currency ("OCC"). In addition, there are numerous governmental requirements and regulations which affect the activities of FUNC and its subsidiaries.
  PAYMENT OF DIVIDENDS
     FUNC is a legal entity separate and distinct from its banking and other subsidiaries. FUNC's banking subsidiaries are subject to legal limitations on the amount of dividends they can pay. A major portion of FUNC's revenues result from amounts paid as dividends to FUNC by its national bank subsidiaries. The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends which would be greater than such bank's undivided profits after deducting statutory bad debt in excess of such bank's allowance for loan losses.
     Under the foregoing dividend restrictions and certain restrictions applicable to certain of FUNC's nonbanking subsidiaries, as of September 30, 1994, FUNC's subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $193 million to FUNC. During the first nine months of 1994, FUNC's subsidiaries paid $474 million in dividends to FUNC.
     In addition, FUNC and its national bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC, the FDIC and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings.
                                       4

  BORROWINGS
     There are also various legal restrictions on the extent to which each of FUNC and its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of FUNC or such nonbank subsidiaries, to ten percent of the lending bank's capital stock and surplus, and as to FUNC and all such nonbank subsidiaries in the aggregate, to 20 percent of such lending bank's capital stock and surplus.
  CAPITAL
     The minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) is eight percent. At least half of the total capital is to be composed of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less certain intangibles ("tier 1 capital" and together with tier 2 capital "total capital"). The remainder may consist of subordinated debt, qualifying preferred stock and a limited amount of the loan loss allowance ("tier 2 capital"). At September 30, 1994, FUNC's tier 1 and total capital ratios were 8.84 percent and 14.20 percent, respectively.
     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least four to five percent. FUNC's leverage ratio at September 30, 1994 was 6.77 percent. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised FUNC of any specific minimum leverage ratio or tangible tier 1 leverage ratio applicable to it.
     Each of FUNC's subsidiary national banks is subject to similar capital requirements adopted by the OCC. Each of FUNC's subsidiary banks had a leverage ratio in excess of 5.73 percent as of September 30, 1994. The OCC has not advised any of FUNC's subsidiary national banks of any specific minimum leverage ratio applicable to it.
     As of September 30, 1994, the capital ratios of FUNC's banking subsidiaries, which consist of FUNB-NC, First Union National Bank of South Carolina ("FUNB-SC"), First Union National Bank of Georgia ("FUNB-GA"), First Union National Bank of Florida ("FUNB-FL"), First Union National Bank of Tennessee ("FUNB-TN"), First Union National Bank of Virginia ("FUNB-VA"), First Union National Bank of Maryland ("FUNB-MD"), First Union National Bank of Washington, D.C. ("FUNB-DC") and First Union Home Equity Bank, N.A. ("FUHEB") were as follows:

                          REGULATORY
                           MINIMUM     FUNB-NC   FUNB-SC   FUNB-GA   FUNB-FL   FUNB-TN   FUNB-VA   FUNB-MD   FUNB-DC   FUHEB
Tier 1 capital ratio....        4%       7.14      8.21      8.28      8.79     13.08     10.88     19.01     17.31    7.16
Total capital ratio.....        8        9.62     12.53     11.22     10.35     14.34     13.17     20.30     18.60    11.54
Leverage ratio..........      3-5%       5.74      6.06      5.96      6.30      8.54      8.26     11.53      7.88    6.24

     Banking regulators continue to indicate their desire to raise capital requirements applicable to banking organizations, including a proposal to add an interest rate risk component to risk-based capital guidelines.
  FIRREA
     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), among other things, imposes liability on an institution the deposits of which are insured by the FDIC, such as FUNC's subsidiary national banks, for certain potential obligations to the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.
     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata and, to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve Board policy, FUNC is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve Board policy, FUNC may not find itself willing or able to provide it.
                                       5

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
  FDICIA
     In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (as amended, "FDICIA") was enacted, which substantially revises the bank regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.
     Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.
     The OCC has adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the total capital ratio, tier 1 capital ratio and the leverage ratio. Under the regulations, a bank will be (i) "well capitalized" if it has a total capital ratio of ten percent or greater, a tier 1 capital ratio of six percent or greater and a leverage ratio of five percent or greater and is not subject to any order or written directive by the OCC to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of eight percent or greater, a tier 1 capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a total capital ratio of less than eight percent, a tier 1 capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than six percent, a tier 1 capital ratio of less than three percent or a leverage ratio of less than three percent; and
(v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. As of September 30, 1994, all of FUNC's subsidiary banks had capital levels that qualify them as being "well capitalized" under such regulations, except for FUNB-NC, which had a total capital ratio of 9.62 percent. As a result of a subsequent capital contribution from the Corporation, FUNB-NC's total capital ratio at September 30, 1994, would have been 10.03 percent.
     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized". "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".
     "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.
     FDICIA directs that each federal banking agency prescribe standards or guidelines for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares and such other standards as the agency deems appropriate. The ultimate effect of these standards cannot be ascertained until final regulations are adopted.
     FDICIA also contains a variety of other provisions that may affect the operations of FUNC, including reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, the requirement that a depository institution
                                       6
give 90 days' prior notice to customers and regulatory authorities before closing any branch and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not "well capitalized" or are "adequately capitalized" and have not received a waiver from the FDIC.
  DEPOSITOR PREFERENCE STATUTE
     Legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.
  INTERSTATE BANKING AND BRANCHING LEGISLATION
     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), which was enacted on September 29, 1994, authorizes interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, beginning June 1, 1997, the IBBEA authorizes a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. The IBBEA further provides that states may enact laws permitting interstate bank merger transactions prior to June 1, 1997. A bank may establish and operate a DE NOVO branch in a state in which the bank does not maintain a branch if that state expressly permits DE NOVO branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through DE NOVO branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or DE NOVO.
                                       7

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK
     The Common Stock, including the Shares, is listed on the NYSE. The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of the Common Stock on the NYSE Tape and cash dividends paid per share of Common Stock.

                                                                                                     MARKET PRICE(1)
CALENDAR PERIOD                                                                                   HIGH              LOW
1992:
  First Quarter............................................................................   $     38 1/4           29 1/2
  Second Quarter...........................................................................         39 3/4           34 3/4
  Third Quarter............................................................................             40               35
  Fourth Quarter...........................................................................         44 7/8           35 7/8
1993:
  First Quarter............................................................................         50 7/8           42 1/4
  Second Quarter...........................................................................         51 1/2               40
  Third Quarter............................................................................         49 5/8           43 1/2
  Fourth Quarter...........................................................................         48 1/8           37 7/8
1994:
  First Quarter............................................................................         43 3/4           39 3/4
  Second Quarter...........................................................................         47 5/8           41 1/4
  Third Quarter............................................................................         47 1/4           43 1/4
  Fourth Quarter (through December   , 1994)...............................................   $

CALENDAR PERIOD                                                                              DIVIDENDS(2)
1992:
  First Quarter............................................................................       .31
  Second Quarter...........................................................................       .31
  Third Quarter............................................................................       .31
  Fourth Quarter...........................................................................       .35
1993:
  First Quarter............................................................................       .35
  Second Quarter...........................................................................       .35
  Third Quarter............................................................................       .40
  Fourth Quarter...........................................................................       .40
1994:
  First Quarter............................................................................       .40
  Second Quarter...........................................................................       .40
  Third Quarter............................................................................       .46
  Fourth Quarter (through December   , 1994)...............................................       .46

(1) For a recent closing price of the Common Stock, see the cover page of this Prospectus.
(2) The timing and amount of future dividends will depend upon the earnings, cash requirements and financial condition of the Corporation and its subsidiaries, applicable government regulations and policies and other factors. See "FUNC -- Certain Regulatory Considerations; PAYMENT OF DIVIDENDS".
                                       8

                      SELECTED CONSOLIDATED FINANCIAL DATA
     The following is selected unaudited consolidated financial information for FUNC for (i) the nine months ended September 30, 1994 and September 30, 1993, and (ii) each of the five years ended December 31, 1993. The summary below should be read in conjunction with the consolidated financial statements of FUNC, and the related notes thereto, and the other detailed information contained in FUNC's 1993 Annual Report on Form 10-K and 1994 Third Quarter Report on Form 10-Q, and which are incorporated herein by reference.

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,                           DECEMBER 31,
                                                           1994          1993         1993         1992         1991         1990
CONSOLIDATED SUMMARIES OF INCOME
  (In thousands)
  Interest income.....................................  $ 3,705,191    3,384,811    4,556,332    4,479,385    4,647,440    4,829,520
  Interest expense....................................    1,450,774    1,327,045    1,790,439    2,020,968    2,742,996    3,094,334
  Net interest income.................................    2,254,417    2,057,766    2,765,893    2,458,417    1,904,444    1,735,186
  Provision for loan losses...........................       75,000      171,780      221,753      414,708      648,284      425,409
  Net interest income after provision for loan
    losses............................................    2,179,417    1,885,986    2,544,140    2,043,709    1,256,160    1,309,777
  Securities available for sale transactions..........       (1,581)      22,963       25,767       34,402           --           --
  Investment security transactions....................        3,595        4,386        7,435       (2,881)     155,048        7,884
  Noninterest income..................................      855,051      847,359    1,165,086    1,032,651      914,511      690,672
  Noninterest expense.................................    1,973,280    1,833,725    2,521,647    2,526,678    1,905,918    1,680,973
  Income before income taxes..........................    1,063,202      926,969    1,220,781      581,203      419,801      327,360
  Income taxes........................................      369,371      304,791      403,260      196,152       71,070       64,993
  Net income..........................................      693,831      622,178      817,521      385,051      348,731      262,367
  Dividends on preferred stock........................       18,522       19,411       24,900       31,979       34,570       33,868
  Net income applicable to common stockholders........  $   675,309      602,767      792,621      353,072      314,161      228,499
PER COMMON SHARE DATA
  Net income..........................................  $      3.94         3.61         4.73         2.23         2.24         1.68
  Cash dividends......................................         1.26         1.10         1.50         1.28         1.12         1.08
  Book value..........................................        31.34        28.14        28.90        25.25        23.23        21.81
CASH DIVIDENDS PAID ON COMMON STOCK
  (In thousands)......................................      215,850      175,768      243,845      167,601      126,029      116,696
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................   74,243,118   71,388,087   70,786,969   63,828,031   59,273,177   54,588,410
  Loans, net of unearned income.......................   51,633,034   46,224,944   46,876,177   41,923,767   41,383,580   36,050,719
  Deposits............................................   53,687,051   52,935,414   53,742,411   49,150,965   47,176,223   38,194,268
  Long-term debt......................................    3,269,363    3,137,152    3,061,944    3,151,260    2,630,930    1,850,860
  Preferred stockholders' equity......................      284,041      284,040      284,041      297,215      397,356      317,011
  Common stockholders' equity.........................    5,509,508    4,772,478    4,923,584    4,161,948    3,463,441    2,983,361
  Total stockholders' equity..........................  $ 5,622,631    5,056,518    5,207,625    4,459,163    3,860,797    3,300,372
  Preferred shares outstanding........................        6,318        6,318        6,318        6,846       10,851        7,293
  Common shares outstanding...........................      175,785      169,574      170,338      164,849      149,112      136,777
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................  $71,739,670   66,724,447   68,101,222   61,145,974   55,095,439   52,124,595
  Loans, net of unearned income.......................   47,866,113   42,758,481   43,631,410   41,270,991   37,314,358   35,877,585
  Deposits............................................   52,615,361   49,387,036   50,248,848   47,173,706   40,482,433   36,209,083
  Long-term debt......................................    3,162,021    2,932,760    3,006,560    2,789,653    2,187,595    1,587,497
  Common stockholders' equity.........................    5,174,974    4,451,024    4,550,048    3,889,256    3,131,716    2,937,441
  Total stockholders' equity..........................  $ 5,404,796    4,742,163    4,839,397    4,213,896    3,467,437    3,244,473
  Common shares outstanding...........................      171,265      166,929      167,692      158,683      140,003      135,622

                                                           1989
CONSOLIDATED SUMMARIES OF INCOME
  (In thousands)
  Interest income.....................................   4,179,100
  Interest expense....................................   2,703,623
  Net interest income.................................   1,475,477
  Provision for loan losses...........................     139,291
  Net interest income after provision for loan
    losses............................................   1,336,186
  Securities available for sale transactions..........          --
  Investment security transactions....................      19,018
  Noninterest income..................................     532,295
  Noninterest expense.................................   1,445,836
  Income before income taxes..........................     441,663
  Income taxes........................................      87,840
  Net income..........................................     353,823
  Dividends on preferred stock........................       1,380
  Net income applicable to common stockholders........     352,443
PER COMMON SHARE DATA
  Net income..........................................        2.62
  Cash dividends......................................        1.00
  Book value..........................................       20.49
CASH DIVIDENDS PAID ON COMMON STOCK
  (In thousands)......................................     106,952
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................  45,506,847
  Loans, net of unearned income.......................  31,600,776
  Deposits............................................  31,531,770
  Long-term debt......................................   1,514,834
  Preferred stockholders' equity......................      13,773
  Common stockholders' equity.........................   2,868,913
  Total stockholders' equity..........................   2,882,686
  Preferred shares outstanding........................         551
  Common shares outstanding...........................     140,023
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................  43,224,474
  Loans, net of unearned income.......................  29,507,834
  Deposits............................................  29,804,143
  Long-term debt......................................   1,554,548
  Common stockholders' equity.........................   2,758,156
  Total stockholders' equity..........................   2,771,982
  Common shares outstanding...........................     134,446

CONSOLIDATED PERCENTAGES
  Net income applicable to common stockholders to
    average common stockholders' equity...............     17.45%*      18.11*        17.42         9.08        10.03         7.78
  Net income to:
    Average total stockholders' equity................     16.99*       17.54*        16.89         9.14        10.06         8.09
    Average assets....................................      1.29*        1.25*         1.20          .63          .63          .50
  Average stockholders' equity to average assets......      7.53         7.11          7.11         6.89         6.29         6.22
  Allowance for loan losses to:
    Net loans.........................................      1.95         2.23          2.18         2.24         2.06         1.95
    Nonaccrual and restructured loans.................       203          112           147           96           72           77
    Nonperforming assets..............................       154           85           111           70           50           56
  Net charge-offs to average net loans................       .31*         .60*          .58          .86         1.48          .68
  Nonperforming assets to loans, net and foreclosed
    properties........................................      1.26         2.60          1.95         3.19         4.10         3.42
  Capital ratios:**
    Tier 1 capital....................................      8.84         8.63          9.14         9.22         7.56         6.53
    Total capital.....................................     14.20        13.78         14.64        14.31        11.76        10.83
    Leverage..........................................      6.77         5.94          6.13         6.55         5.31         4.90
  Net interest margin.................................      4.80%*       4.85*         4.78         4.77         4.08         3.99

CONSOLIDATED PERCENTAGES
  Net income applicable to common stockholders to
    average common stockholders' equity...............     12.78
  Net income to:
    Average total stockholders' equity................     12.76
    Average assets....................................       .82
  Average stockholders' equity to average assets......      6.41
  Allowance for loan losses to:
    Net loans.........................................      1.12
    Nonaccrual and restructured loans.................       131
    Nonperforming assets..............................        89
  Net charge-offs to average net loans................       .39
  Nonperforming assets to loans, net and foreclosed
    properties........................................      1.25
  Capital ratios:**
    Tier 1 capital....................................        --
    Total capital.....................................        --
    Leverage..........................................        --
  Net interest margin.................................      4.15

 * Annualized.
** The 1990-1992 capital ratios are not restated for 1993 pooling of interests acquisitions.
                                       9

                       DESCRIPTION OF FUNC CAPITAL STOCK
    THE DESCRIPTIVE INFORMATION SUPPLIED HEREIN OUTLINES CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, AS AMENDED (THE "ARTICLES"), AND BYLAWS OF FUNC AND THE NORTH CAROLINA BUSINESS CORPORATION ACT ("NCBCA"). THE INFORMATION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ALL RESPECTS BY REFERENCE TO THE PROVISIONS OF FUNC'S ARTICLES AND BYLAWS AND THE NCBCA.
AUTHORIZED CAPITAL
    The authorized capital stock of FUNC consists of 750,000,000 shares of Common Stock, 10,000,000 shares of Preferred Stock, no-par value per share ("Preferred Stock"), and 40,000,000 shares of Class A Preferred Stock, no-par value per share ("Class A Preferred Stock"). As of September 30, 1994, there were 175,784,527 shares of Common Stock, 6,318,350 shares of Series 1990 Preferred Stock, constituting a single series of Preferred Stock, and no shares of Class A Preferred Stock issued and outstanding. The Preferred Stock and Class A Preferred Stock are each issuable in one or more series and, with respect to any series, the Board of Directors of FUNC, subject to certain limitations, is authorized to fix the numbers of shares, dividend rates, liquidation prices, liquidation rights of holders, redemption, conversion and voting rights and other terms of the series. Shares of Class A Preferred Stock and Preferred Stock that are redeemed, repurchased or otherwise acquired by have the status of authorized, unissued and undesignated shares of Class A Preferred Stock and Preferred Stock, respectively, and may be reissued.
COMMON STOCK
    Subject to the prior rights of the holders of any Preferred Stock and any Class A Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation or dissolution, to receive the net assets of FUNC remaining after payment of all liabilities and after payment to holders of all shares of Preferred Stock and Class A Preferred Stock of the full preferential amounts to which such holders are respectively entitled, in proportion to their respective holdings.
    See "FUNC -- Certain Regulatory Considerations" for information relating to certain regulatory restrictions on the payment of dividends by national banks, including FUNC's subsidiary national banks.
    Subject to the rights of the holders of any Preferred Stock and any Class A Preferred Stock then outstanding, all voting rights are vested in the holders of the shares of Common Stock, each share being entitled to one vote on all matters requiring stockholder action and in the election of directors. Holders of Common Stock have no preemptive, subscription or conversion rights. All of the outstanding shares of Common Stock, including the Shares, are fully paid and nonassessable.
    FUNB-NC is the Transfer Agent, Registrar and Dividend Disbursement Agent for the Common Stock, including the Shares.
PREFERRED STOCK
    All shares of each series of Preferred Stock must be of equal rank and have the same powers, preferences and rights and are subject to the same qualifications, limitations and restrictions, except with respect to dividend rates, redemption prices, liquidation amounts, terms of conversion or exchange and voting rights.
  SERIES 1990 PREFERRED STOCK
    The following summary of the Series 1990 Preferred Stock is qualified in its entirety by reference to the Statement of Classification of Shares of FUNC relating thereto, a copy of which is incorporated by reference as an exhibit to the Registration Statement, and to the applicable provisions of the NCBCA.
    The Series 1990 Preferred Stock, the only series of Preferred Stock currently outstanding, is entitled, in the event of involuntary liquidation, dissolution or winding up of FUNC, to receive a distribution of $5.00 per share, plus accrued and unpaid dividends (whether or not declared) to the date of the final distribution (the "Preferential Amount"), if any, before any payment or distribution shall be made or set apart for payment on the Common Stock or any other class or series of stock ranking junior to the Series 1990 Preferred Stock. If FUNC's assets are insufficient to pay the full Preferential Amount, no distribution may be made to holders of any other series of Preferred Stock or any series of stock ranking on a parity with the Series 1990 Preferred Stock unless proportionate distributive amounts are paid ratably in proportion to the preferential sums that would be payable if all sums payable in respect of all such stock were discharged in full.
                                       10

    The Series 1990 Preferred Stock is redeemable, at FUNC's option, at $51.50 per share on any dividend payment date after January 29, 1995, and after January 29, 2000, at $50.00 per share, in each case plus accrued and unpaid dividends to the date fixed for redemption. The Series 1990 Preferred Stock is not convertible.
    The dividend rate on the Series 1990 Preferred Stock is calculated on the basis of a price of $50.00 per share, payable quarterly, and is reset quarterly at a rate of one percent per annum above the highest of: (i) a three-month U.S. Treasury bill rate; (ii) a U.S. Treasury ten-year constant maturity rate; and
(iii) a U.S. Treasury 30-year constant maturity rate. In no event will such rate be less than 6.75 percent per annum or more than 13.75 percent per annum. Dividends on the Series 1990 Preferred Stock are cumulative.
    The Series 1990 Preferred Stock has no voting rights except as set forth below.
    If the equivalent of six full quarterly dividends payable on the Series 1990 Preferred Stock or any other series of Preferred Stock are in arrears, holders of the Series 1990 Preferred Stock will have the right, voting together as a single class with the holders of all other series of Preferred Stock having like voting rights, to elect two additional directors of FUNC until all dividends in arrears on the Series 1990 Preferred Stock and any such other series of Preferred Stock have been fully paid or set apart for payment.
    The affirmative vote or consent of the holders of 66 2/3 percent, or in some cases a majority, of the outstanding shares of the Series 1990 Preferred Stock and all other series of Preferred Stock then outstanding having like voting rights, voting together as a single class, will be necessary for the approval of certain matters affecting the rights of the series, including the authorization, creation, establishment or increase in the amount of shares of any series of stock ranking prior to the Series 1990 Preferred Stock, or any voluntary liquidation, dissolution or winding up of FUNC; provided that a consolidation or merger of FUNC with or into any other corporation or corporations or a sale, lease or other conveyance of all or substantially all of the assets of FUNC will not be deemed to be a liquidation, dissolution or winding up of FUNC.
CLASS A PREFERRED STOCK
    Shares of Class A Preferred Stock rank prior or superior to Common Stock and on a parity with or junior to (but not prior or superior to) Preferred Stock or any series thereof, in respect of the right to receive dividends and/or the right to receive payments out of the net assets of FUNC upon any involuntary or voluntary liquidation, dissolution or winding up of FUNC. However, shares of Class A Preferred Stock do not have the right to vote with shares of Series 1990 Preferred Stock for purposes of electing two directors in the event of dividend arrearages, as described under " -- Preferred Stock" above. Subject to the foregoing and the terms of any particular series of Class A Preferred Stock, series of Class A Preferred Stock may vary as to priority.
RIGHTS PLAN
    Each share of Common Stock has attached to it one right (a "Right") issued pursuant to a Shareholder Protection Rights Agreement (as amended, the "Rights Agreement"). Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Class A Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock, for $110.00 (the "Rights Exercise Price"), subject to adjustment, after the earlier of: (i) the tenth business day (subject to extension) after commencement of a tender or exchange offer which, if consummated, would result in a person becoming the beneficial owner of 15 percent or more of the outstanding shares of Common Stock (an "Acquiring Person"); and (ii) the tenth business day after the first date (the "Flip-in Date") of a public announcement that a person has become an Acquiring Person (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.
    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earliest of: (i) the Exchange Time (as defined below); (ii) the close of business on December 28, 2000; and
(iii) the date on which the Rights are redeemed or terminated as described below (in any such case, the "Expiration Time"). The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.
    In the event that prior to the Expiration Time a Flip-in Date occurs, FUNC will take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by an Acquiring Person or any affiliate, associate or transferee thereof, which Rights shall become void) shall constitute the right to purchase, from FUNC, shares of Common Stock having an aggregate market price equal to twice the Rights Exercise Price for an amount in cash equal to the then current Rights Exercise Price. In addition, the Board of Directors of FUNC may, at its option, at any time after a Flip-in Date
                                       11
and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50 percent of the outstanding shares of Common Stock, elect to exchange all of the then outstanding Rights for shares of Common Stock, at an exchange ratio of two shares of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the "Rights Exchange Rate"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Rights Exchange Rate. If FUNC becomes obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, FUNC, at its option, may substitute therefor shares of junior participating Class A Preferred Stock upon exercise of each Right at a rate of two one-hundredths of a share of junior participating Class A Preferred Stock upon the exchange of each Right.
    The Rights are redeemable by FUNC at $0.01 per right, subject to adjustment upon the occurrence of certain events, at any date prior to the date on which they become exercisable and, in certain events, may be canceled and terminated without any payment to the holders thereof. The Rights have no voting rights and are not entitled to dividends.
    The Rights will not prevent a takeover of FUNC. The Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of FUNC. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of FUNC and its stockholders because the Rights can be redeemed or terminated, as hereinabove described, before the consummation of such transaction.
    The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the Registration Statement. A copy of the Rights Agreement can be obtained upon written request to the Rights Agent, First Union National Bank of North Carolina, Two First Union Center, Charlotte, North Carolina 28288-1154.
OTHER PROVISIONS
    The Articles and Bylaws of FUNC contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of FUNC, including provisions in the Articles: (i) classifying the Board of Directors into three classes with each class to serve for three years, with one class being elected annually; (ii) authorizing the Board of Directors to fix the size of the Board of Directors between nine and 30 directors; (iii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings, except that vacancies resulting from a removal of a director by a stockholder vote may only be filled by a stockholder vote; (iv) providing that directors may be removed only for cause and only by affirmative vote of the majority of shares entitled to be voted in the election of directors, voting as a single class; (v) authorizing only the Board of Directors, the Chairman of the Board or the President to call a special meeting of stockholders (except for special meetings called under specified circumstances for holders of classes or series of stock ranking superior to the Common Stock); and (vi) requiring an 80 percent vote of stockholders entitled to vote in the election of directors, voting as a single class, to alter any of the foregoing provisions.
    The Bylaws include provisions setting forth specific conditions under which:
(i) business may be transacted at an annual meeting of stockholders; and (ii) persons may be nominated for election as directors of FUNC at an annual meeting of stockholders.
    Two North Carolina "anti-takeover" statutes adopted in 1990, The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act, allowed North Carolina corporations to elect to either be covered or not be covered by such statutes. FUNC elected not to be covered by such statutes.
    In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of Common Stock, Class A Preferred Stock or Preferred Stock may have an anti-takeover effect.
                                       12

                              SELLING STOCKHOLDERS
    All of the Shares offered hereby are beneficially owned by Stephen A. Lieber, Nola Maddox Falcone and Theodore J. Israel, Jr. (each a "Selling Stockholder" and collectively, the "Selling Stockholders") in the amounts listed below:

                                                                                              SHARES OWNED IF
                                                      SHARES             SHARES BEING         ALL REGISTERED
                                                OWNED PRE-OFFERING    REGISTERED FOR SALE     SHARES ARE SOLD
Stephen A. Lieber............................        2,408,176(1)          2,408,176                 0
Nola Maddox Falcone..........................          499,520               499,520                 0
Theodore J. Israel, Jr.......................          235,814               235,814                 0
       Total.................................        3,143,510             3,143,510                 0

(1) Represents 1.8 percent of Common Stock outstanding as of September 30, 1994. The Shares offered hereby were acquired by the Selling Stockholders in connection with the acquisition by FUNC of EAMC and Lieber on June 30, 1994 (the "Acquisition"), the investment adviser and sub-investment adviser, respectively, to the Evergreen family of mutual funds. The Selling Stockholders were the sole owners of all of the issued and outstanding shares, in the case of EAMC, and all of the partnership interests, in the case of Lieber. Upon consummation of the Acquisition, EAMC was merged into a subsidiary of FUNB-NC and two subsidiaries of FUNB-NC became the general partners of Lieber.
     To facilitate the continuity of the investment advisory and other management services following the Acquisition, Lieber entered into five-year employment contracts, effective as of June 30, 1994, with each of the Selling Stockholders.
     The Registration Statement of which this Prospectus is a part has been filed by FUNC at the request of the Selling Stockholders pursuant to registration rights granted to the Selling Stockholders under the Agreement and Plan of Acquisition, dated as of October 15, 1993, among FUNC, FUNB-NC, EAMC, Lieber and the Selling Stockholders.
                              PLAN OF DISTRIBUTION
     The Selling Stockholders have advised FUNC that they propose to offer the Shares for sale, from time to time, through brokers in brokerage transactions on the NYSE, to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Brokers, dealers and underwriters that participate in the distribution of the Shares may be deemed to be underwriters under the Securities Act, and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Each Selling Stockholder may be deemed to be an underwriter under the Securities Act. FUNC is not aware of any arrangements or contracts that the Selling Stockholders have entered into to effect any such transactions in the Shares, nor is FUNC aware of which brokerage firms the Selling Stockholders may select to effect brokerage transactions.
     FUNC will not receive any part of the proceeds from the sale of the Shares. The Selling Stockholders will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and the fees of the Selling Stockholders' counsel, and FUNC will bear all other expenses in connection with the offering and sale of the Shares, including filing fees, legal and accounting fees and expenses, printing costs, and other expenses arising out of the preparation and filing of the Registration Statement and the Prospectus. FUNC has agreed to indemnify the Selling Stockholders and underwriters of the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, in connection with the registration and the offering and sale of the Shares.
     The Selling Stockholders have advised FUNC that they may make gifts of Shares to certain charitable organizations, including charitable organizations affiliated with the Selling Stockholders (i.e., Essel Foundation, Inc.,
Essel II Foundation and Nola Maddox Falcone Trustee Charitable Foundation). Any charitable organization receiving and selling Shares may be deemed to be an underwriter under the Securities Act. A Prospectus Supplement will be prepared in connection with sales of Shares by affiliated charitable organizations, and in the event of any sales of Shares through underwriters.
                                       13

                       VALIDITY OF SHARES OF COMMON STOCK
     The validity of the Shares being offered hereby is being passed upon for FUNC by Marion A. Cowell, Jr., Esq., Executive Vice President, Secretary and General Counsel of FUNC. Mr. Cowell is also a stockholder of FUNC and holds options to purchase additional shares of Common Stock.
                                    EXPERTS
     The consolidated balance sheets of FUNC as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993, included in FUNC's 1993 Annual Report to Stockholders which is incorporated by reference in FUNC's 1993 Annual Report on Form 10-K and incorporated by reference, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
                                       14

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FUNC, BY THE SELLING STOCKHOLDERS OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FUNC SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SHARES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                               TABLE OF CONTENTS

                                                        PAGE
Available Information...............................        2
Incorporation of Certain Documents by
  Reference.........................................        2
FUNC................................................        3
Dividends and Price Range of Common Stock...........        8
Selected Consolidated Financial Data................        9
Description of FUNC Capital Stock...................       10
Selling Stockholders................................       13
Plan of Distribution................................       13
Validity of Shares of Common Stock..................       14
Experts.............................................       14

                                3,143,510 SHARES
                            FIRST UNION CORPORATION
                                  COMMON STOCK
                        (PAR VALUE $3.33 1/3 PER SHARE)
                        [FIRST UNION LOGO- See appendix]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities being registered, none of which are payable by the Selling Stockholders (other than
$       of legal fees and expenses which are being paid by the Selling
Stockholders):

Registration Statement Filing Fee......................................................................   $43,427
Legal Fees and Expenses................................................................................    15,000
Accounting Fees and Expenses...........................................................................     5,000
Printing Costs.........................................................................................    15,000
Miscellaneous..........................................................................................     5,000
Total..................................................................................................   $83,427

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Sections 55-8-50 through 55-8-58 of the NCBCA contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer against reasonable expenses who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided when a director or officer is liable to the corporation or liable on the basis of receiving a personal benefit, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification, unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.
     FUNC's Bylaws provide for the indemnification of FUNC's directors and executive officers by FUNC against liabilities arising out of his status as such, excluding any liability relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interests of FUNC.
     FUNC's Articles provide for the elimination of the personal liability of each director of FUNC to the fullest extent permitted by the provisions of the NCBCA, as the same may from time to time be in effect.
     FUNC maintains directors and officers liability insurance, which provides coverage of up to $80,000,000, subject to certain deductible amounts. In general, the policy insures (i) FUNC's directors and officers against loss by reason of any of their wrongful acts, and/or (ii) FUNC against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.                                                      DESCRIPTION

 (3)(i)       Articles of Incorporation of FUNC, as amended. (Incorporated by reference to Exhibit (4) to FUNC's 1990 First
              Quarter Report on Form 10-Q and to Exhibit (99)(a) to FUNC's 1993 First Quarter Report on Form 10-Q.)
 (3)(ii)      By-laws of FUNC, as amended. (Incorporated by reference to Exhibit (4)(b) to FUNC's Form 8-K dated September 20,
              1991.)
 (4)(a)       Statement of Classification of Shares creating the Series 1990 Preferred Stock. (Incorporated by reference to
              Exhibit (3)(c) to FUNC's Registration Statement No. 33-42865.)
 (4)(b)       Shareholder Protection Rights Agreement, as amended. (Incorporated by reference to Exhibit (4)(b) to FUNC's Forms
              8-K dated December 18, 1990 and October 20, 1992.)
 (4)(c)       All instruments defining the rights of holders of long-term debt of FUNC and its subsidiaries. (Not filed pursuant to (4)(iii) of Item 601(b) of Regulation S-K; to be furnished upon request of the Commission.)
 (5)          Opinion of Marion A. Cowell, Jr., Esq.

                                      II-1

EXHIBIT NO.                                                      DESCRIPTION
 (23)(a)      Consent of KPMG Peat Marwick LLP.
 (23)(b)      Consent of Marion A. Cowell, Jr., Esq. (Included in Exhibit (5).)
 (24)         Power of Attorney.
 (27)         FUNC's Financial Data Schedules. (Incorporated by reference to Exhibit (27) to FUNC's 1994 Third Quarter Report on
              Form 10-Q).

ITEM 17. UNDERTAKINGS
     (a) The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:
              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the "Securities Act");
              (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and
             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (as amended, and together with the rules and regulations thereunder, the "Securities Exchange Act") that are incorporated by reference in this Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act that is incorporated by reference in the Registration Statement) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise (other than pursuant to insurance), the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and may therefore, be unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding and other than insurance payments) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
                                      II-2

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on December 15, 1994.
                                         FIRST UNION CORPORATION
                                         By:        MARION A. COWELL, JR.
                                                   MARION A. COWELL, JR.
                                                 EXECUTIVE VICE PRESIDENT,
                                               SECRETARY AND GENERAL COUNSEL
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                                       CAPACITY
                   EDWARD E. CRUTCHFIELD, JR.*          Chairman and Chief Executive Officer and Director
              EDWARD E. CRUTCHFIELD, JR.
                          ROBERT T. ATWOOD*             Executive Vice President and Chief Financial Officer
                   ROBERT T. ATWOOD
                            JAMES H. HATCH*             Senior Vice President and Corporate Controller (Principal Accounting
                                                          Officer)
                    JAMES H. HATCH
                         G. ALEX BERNHARDT*             Director
                  G. ALEX BERNHARDT
                          W. WALDO BRADLEY*             Director
                   W. WALDO BRADLEY
                           ROBERT J. BROWN*             Director
                   ROBERT J. BROWN
                           ROBERT D. DAVIS*             Director
                   ROBERT D. DAVIS
                          R. STUART DICKSON*            Director
                  R. STUART DICKSON
                               B. F. DOLAN*             Director
                     B. F. DOLAN
                          RODDEY DOWD, SR.*             Director
                   RODDEY DOWD, SR.

                                      II-3

                      SIGNATURE                         CAPACITY
                          JOHN R. GEORGIUS*             Director
                   JOHN R. GEORGIUS
                     WILLIAM N. GOODWIN, JR.*           Director
               WILLIAM N. GOODWIN, JR.
                         BRENTON S. HALSEY*             Director
                  BRENTON S. HALSEY
                         HOWARD H. HAWORTH*             Director
                  HOWARD H. HAWORTH
                      TORRENCE E. HEMBY, JR.*           Director
                TORRENCE E. HEMBY, JR.
                                                        Director
                  LEONARD G. HERRING
                          JACK A. LAUGHERY*             Director
                   JACK A. LAUGHERY
                               MAX LENNON*              Director
                      MAX LENNON
                         RADFORD D. LOVETT*             Director
                  RADFORD D. LOVETT
                        HENRY D. PERRY, JR.*            Director
                 HENRY D. PERRY, JR.
                       RANDOLPH N. REYNOLDS*            Director
                 RANDOLPH N. REYNOLDS
                             RUTH G. SHAW*              Director
                     RUTH G. SHAW
                            LANTY L. SMITH*             Director
                    LANTY L. SMITH
                                                        Director
                   DEWEY L. TROGDON
                                                        Director
                    JOHN D. UIBLE

                                      II-4

                      SIGNATURE                         CAPACITY
                              B. J. WALKER*             Director
                     B. J. WALKER
                        KENNETH G. YOUNGER*             Director
                  KENNETH G. YOUNGER

  *By Marion A. Cowell, Jr., Attorney-in-Fact
                                       MARION A. COWELL, JR.
                             MARION A. COWELL, JR.
Dated: December 15, 1994
                                      II-5

                                 EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION                                                 LOCATION
  (3)(i)      Articles of Incorporation of FUNC, as amended.            Incorporated by reference to Exhibit (4) to FUNC's 1990
                                                                        First Quarter Report on Form 10-Q and to Exhibit (99)(a)
                                                                        to FUNC's 1993 First Quarter Report on Form 10-Q.
  (3)(ii)     By-laws of FUNC, as amended.                              Incorporated by reference to Exhibit (4)(b) to FUNC's
                                                                        Form 8-K dated September 20, 1991.
  (4)(a)      Statement of Classification of Shares creating the        Incorporated by reference to Exhibit (3)(c) to FUNC's
              Series 1990 Preferred Stock.                              Registration Statement No. 33-42865.
  (4)(b)      Shareholder Protection Rights Agreement, as amended.      Incorporated by reference to Exhibits (4)(b) to FUNC's
                                                                        Forms 8-K dated December 18, 1990 and October 20, 1992.
  (4)(c)      All instruments defining the rights of holders of         Not filed pursuant to (4)(iii) of Item 601(b) of
              long-term debt of FUNC and its subsidiaries.              Regulation S-K; to be furnished upon request of the
                                                                        Commission.
  (5)         Opinion of Marion A. Cowell, Jr., Esq.                    Filed herewith.
  (23)(a)     Consent of KPMG Peat Marwick LLP.                         Filed herewith.
  (23)(b)     Consent of Marion A. Cowell, Jr., Esq.                    Included in Exhibit (5).
  (24)        Power of Attorney.                                        Filed herewith.
  (27)        FUNC's Financial Data Schedules.                          Incorporated by reference to Exhibit (27) to FUNC's 1994
                                                                        Third Quarter Report on Form 10-Q.

******************************************************************************

                              APPENDIX

A First Union logo appears on the Prospectus Cover in the upper left corner.

A First Union appears on the Back cover on the right side of the page under the Sentence that reads (Par Value $3.331/3 Per Share).